UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

Embraer S.A.	Telecomunicações Brasileiras S.A. - Telebrás
CNPJ/MF no. 07.689.002/0001-89	CNPJ/MF no. 00.336.701/0001-04
Publically Held	Publically Held

COMMUNIQUÉ

Embraer S.A. (“Embraer”) and Telecomunicações Brasileiras S.A. - TELEBRÁS (“Telebrás”) announce that they have signed a memorandum of understanding for the purpose of forming a company, of which Embraer will hold a 51% share and Telebrás 49%, to work with the Federal Government to meet the needs of Brazil’s plan for satellite development, including the National Broadband Program and strategic defense and governmental communications.

Embraer and Telebrás will inform the market regarding the evolution of relevant events related to this subject.

Brasília, November 3, 2011.

Paulo Penido Pinto Marques	Bolívar Tarragó Moura Neto
Embraer	Telebrás
Executive Vice-President,	Director of Investor Relations
CFO and Head of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2011

Embraer S.A.

By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer